December 6, 2018

VIA EDGAR

Ms. Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:                           Frontier Funds, Inc. (Registration Nos.:  333-07305; 811-07685)
Form N-1A — Frontier MFG Global Sustainable Fund

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received from you on Tuesday, November 6, 2018, regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontier Funds, Inc. (the “Company”) on October 2, 2018, relating to the Frontier MFG Global Sustainable Fund (the “Fund”).

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.                                      Comment:  Under the “Principal Investment Strategy” sections in the summary prospectus and statutory prospectus, disclose the specific criteria for ESG and low carbon investments used by the subadviser of the Fund, MFG Asset Management, to determine whether the securities of an issuer are considered sustainable investments for purposes of the 80% policy.

Response:  The requested changes have been made and the applicable sections contain the following disclosure:

Summary Prospectus

Principal Investment Strategy.  Under normal market conditions, the Fund invests at least 80% of its net assets in shares of common stock of issuers listed on U.S. and international stock exchanges that meet the criteria for environmental, social and governance (“ESG”) and low carbon investments of the Fund’s subadviser, Magellan Asset Management Limited doing business as MFG Asset Management (“MFG Asset Management”).  In selecting ESG investments, MFG Asset Management reviews a broad spectrum of ESG issues for their materiality of impact on the future earnings and risks of companies.  MFG Asset Management considers amongst other things and where applicable: environmental issues, such as climate change and pollution; social issues, such as

Ms. Anu Dubey

U.S. Securities and Exchange Commission

December 6, 2018

human rights and health and safety; and corporate governance issues, such as governance and compensation structures.  The choice of ESG factors for any company will vary by industry and company.  In addition, MFG Asset Management incorporates a proprietary process that facilitates the identification of companies with materially lower carbon factor risk through the analysis of factors such as carbon emissions intensity and fossil fuel exposure.

Statutory Prospectus

Principal Investment Strategy.  Under normal market conditions, the Fund invests at least 80% of its net assets in shares of common stock of issuers listed on U.S. and international stock exchanges that meet MFG Asset Management’s criteria for ESG and low carbon investments.  In selecting ESG investments, MFG Asset Management reviews a broad spectrum of ESG issues for their materiality of impact on the future earnings and risks of companies.  MFG Asset Management considers amongst other things and where applicable: environmental issues, such as climate change and pollution; social issues, such as human rights and health and safety; and corporate governance issues, such as governance and compensation structures.  The choice of ESG factors for any company will vary by industry and company.  In addition, MFG Asset Management incorporates a proprietary process that facilitates the identification of companies with materially lower carbon factor risk.  In selecting investments with lower carbon factor risk, MFG Asset Management considers companies’ carbon emissions intensity and materiality of fossil fuel interests or exposures.  MFG Asset Management limits the Fund’s weighted average carbon emissions intensity through the application of a cap.  Company carbon emissions intensity is obtained from third party providers, which typically source their data from company disclosures made under the framework provided by the Carbon Disclosure Project.

2.                                      Comment:  Please disclose the Fund’s market capitalization policy for investments under the “Principal Investment Strategy” section of the summary prospectus and add any corresponding risk factors related to such policy to the “Principal Investment Risks” section of the summary prospectus in accordance with Item 4 of Form N-1A.

Response:  The Fund’s market capitalization policy is currently disclosed in the statutory prospectus and has been added to the “Principal Investment Strategy” section in the summary prospectus in accordance with Item 4 of Form N-1A.  The Company supplementally confirms that a large capitalization risk factor is disclosed in both the summary prospectus and statutory prospectus and addresses the corresponding risk of the Fund’s market capitalization policy.

3.                                      Comment:  With respect to any derivatives in which the Fund invests in as part of its principal investment strategy, please confirm whether such investments are counted as

Ms. Anu Dubey

U.S. Securities and Exchange Commission

December 6, 2018

sustainable investments for purposes of the Fund’s compliance with its 80% policy.  If so, please add disclosure to this effect in the prospectus and confirm that derivatives will be valued at market value for purposes of calculating compliance with the 80% test.

Response:  The Company confirms that the derivatives in which the Fund may invest as part of its principal investment strategy are not counted as sustainable investments for purposes of the Fund’s compliance with its 80% policy.

4.                                      Comment:  Please disclose whether the Fund invests in issuers located in emerging markets under the “Principal Investment Strategy” section of the summary prospectus in accordance with Item 4 of Form N-1A.

Response:  The Fund may invest in issuers located in emerging markets, as disclosed in the statutory prospectus.  Corresponding disclosure has been added to the “Principal Investment Strategy” section in the summary prospectus in accordance with Item 4 of Form N-1A.

5.                                      Comment:  Please disclose supplementally whether the Fund’s ESG investment process focuses exclusively on low carbon investments.

Response:  The Company supplementally provides that the Fund’s ESG investment processes does not exclusively focus on low carbon investments as it considers broader ESG issues.

6.                                      Comment:  Under “Temporary Defensive Position,” please confirm whether the first paragraph is a separate principal investment strategy of the Fund during unusual economic or market conditions, rather than a temporary defensive position.  If so, please revise the language to clarify that it is a separate investment strategy and consider revising the heading.  The staff views “defensive” investments as short term debt and cash that will preserve the value of the Fund’s holdings, rather than techniques such as short selling.

Response:  The Company confirms this is a separate principal investment strategy, and the requested revisions have been made.

7.                                      Comment:  Please confirm supplementally that the subadvisory agreement between Frontegra and MFG Asset Management precisely describes all compensation to be paid under such agreement; specifically, that the percentage of the net advisory fee paid to MFG Asset Management less the annual flat fee retained by Frontegra are precisely described, in accordance with Section 15(a)(1) of the Investment Company Act of 1940, as amended.

Response:  The Company supplementally confirms that the subadvisory agreement between Frontegra and MFG Asset Management precisely describes the compensation to be paid under such agreement in accordance with Section 15(a)(1).  Specifically, the

Ms. Anu Dubey

U.S. Securities and Exchange Commission

December 6, 2018

subadvisory agreement provides that MFG Asset Management is paid 100% of the net advisory fee received by Frontegra from the Fund, less an annual flat fee of $200,000 to be retained by Frontegra with respect to the Fund.

8.                                      Comment:  Under “Fund Management—MFG Asset Management,” please add disclosure to clarify Frontegra is not able to recoup any waived fees or expenses twice under the expense cap agreement, given that MFG Asset Management is paying or reimbursing Frontegra for all amounts waived or reimbursed.

Response:  The requested disclosure has been added.

9.                                      Comment:   Under “Important Information about Procedures for Opening a New Account,” please confirm whether payment of redemption proceeds may be delayed for up to 12 days in order to ensure the check for the investment has cleared when shares of the Fund are purchased by check and such shareholder requests the redemption of such shares shortly thereafter.  If so, please explain how it may take up to 12 days to clear the check.  See also Investment Company Institute (May 3, 1975) no-action letter.

Response:  The Company supplementally confirms that it may take up to 12 days to clear a check in the event a check needs to be resubmitted by the Transfer Agent because it was returned as uncollected funds.  It is the policy of the Company’s Transfer Agent to confirm the purchase check has cleared prior to payment of redemption proceeds, and the clearing period for the resubmission of checks that come back as uncollected by the Transfer Agent may take up to 12 days.  The Investment Company Institute (May 3, 1975) no-action letter provides that the SEC staff does not interpret the seven-day payment requirements of Section 22(e) as requiring, under all circumstances, that funds remit proceeds of redeemed shares when the purchase price therefor has yet to be recovered. In accordance with that letter, the Company confirms that the 12-day period is no longer than is required to verify that a purchase check has been or will be collected, and appropriate disclosure regarding the Transfer Agent’s procedures related to the foregoing is provided in the Fund’s prospectus.

Statement of Additional Information

10.                               Comment:  Under “Investment Policies and Techniques—Concentration,” please revise the second sentence to indicate that the Fund will consider the holdings of other investment companies in which it invests when determining whether the Fund is in compliance with its concentration policy.

Response:  The requested revision has been made.

11.                               Comment:  In accordance with Item 19(a)(3) of Form N-1A, please disclose the dollar amount of the flat fee retained by Frontegra pursuant to the subadvisory agreement between Frontegra and MFG Asset Management under “Investment Adviser and Subadviser—Subadviser.”

Ms. Anu Dubey

U.S. Securities and Exchange Commission

December 6, 2018

Response:  The requested revision has been made.

*****

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought